Mail Stop 4561

October 8, 2009

Stephen J. Luczo
Chief Executive Officer
Seagate Technology
P.O. Box 309, Ugland House
Grand Cayman KY1-1104, Cayman Islands

> **Re:** **Seagate Technology**
> **Form 10-K for Fiscal Year Ended July 3, 2009**
> **Filed August 19, 2009**
> **File No. 001-31560**

Dear Mr. Luczo:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 3, 2009

General

1. You disclose on page 12 that your worldwide sales group is organized regionally among "Americas...Africa and the Middle East," regional references generally understood to encompass Cuba, Sudan, Iran, and Syria. In addition, we are aware

of a July 2007 news report that two of your senior executives left your company due to compliance issues related to the Middle East. We are also aware of an October 2008 news report that Redington Gulf, which operates in Iran, is a distributor of your products. Cuba, Sudan, Iran, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Sudan, Iran, and Syria.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, Iran, and/or Syria, if any, whether through subsidiaries, distributors, retailers, or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, software, or services you have provided to Cuba, Sudan, Iran, and/or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Item 1. Business, page 4

2. We note your statements regarding your supplier relationships in the Business section on page 9 and in Risk Factors and Management's Discussion and Analysis. In this regard, please tell us whether you are substantially dependent on contractual agreements with one or more suppliers of glass substrates, which you indicate may be below adequate levels to support demand.

Item 1A. Risk Factors, page 19

"Substantial Leverage—Our substantial leverage may place us…" page 29

3. Please provide quantified disclosure of the "significant debt and debt service requirements" you reference in this risk factor.

"Potential Governmental Action—Governmental action against companies located in offshore jurisdictions…" page 36

4. The textual discussion you have provided regarding potential governmental action is vague. Please tell us what recent U.S. federal and state legislation could have an adverse tax impact on you or your shareholders and include more detailed disclosure in future filings to the extent you conclude that risk factor disclosure regarding these risks is warranted.

Part III

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A, filed on September 18, 2009)

Compensation Discussion & Analysis

Executive Market Comparison Peer Group, page 38

5. We note that you undertook several significant changes in your executive compensation program at various points during the fiscal year, as described your compensation discussion and analysis. However, it is not clear, in each instance, why you undertook these particular changes at the respective times. For instance, we note your statement on page 39 indicating that you reviewed your current Peer Group and, "inline with shareholder advisory group best practice recommendations," revised the selection criteria. Please tell us, and disclose in future filings as appropriate, why you undertook to revise the peer group during the fiscal year and to use the revised peer group for compensation analysis at the specified date in April 2009.

Pay Recovery Policy, page 49

6. You indicate that the Pay Recovery Policy was adopted on January 29, 2009 to provide standards for recovering compensation obtained by an Executive through willful misconduct or fraudulent means. Please tell us the basis for initiating this policy midway through your fiscal year.

Item 13. Certain Relationships and Related Transactions (incorporated from Definitive Proxy Statement on Schedule 14A, filed on September 18, 2009)

7. In future filings incorporated by reference into the Form 10-K where there were no transactions with related persons, you may want to consider including a statement to this effect. Please see Exchange Act Rule 12b-13.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Maryse Mills-Apenteng, Special Counsel, at 202-551-3457 with any questions you may have. If you require further assistance, please contact the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director